UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

RELIV INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75952 R 100

(CUSIP Number)

David R. Earhart, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 75952 R 100

1	NAME OF REPORTING PERSON

Paul & Jane Meyer Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,176,995

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 3,176,995

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 75952 R 100

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed by the Paul & Jane Meyer Family Foundation (the “Reporting Person”) and relates to certain shares of common stock, par value $0.001 per share (the “Shares”), of Reliv International, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices located at 136 Chesterfield Industrial Boulevard, Chesterfield, Missouri  63005.

Item 2.    Identity and Background.

(a)           The name of the Reporting Person filing this statement is the Paul & Jane Meyer Family Foundation, a Texas non-profit corporation.

(b)           The business address of the Reporting Person is 4527 Lake Shore Drive, Waco, Texas 76710.

(c)           The principal business of the Reporting Person is to operate as a charitable foundation.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or other Consideration.

The Reporting Person acquired 1,250,100 of the Shares by gift.  The remainder of the Shares (1,926,865) were acquired in open market purchases by the Reporting Person for an aggregate of approximately $18,301,504 in cash (including broker fees and commissions); the source of funds is a combination of the Reporting Person’s working capital and margin loans. These margin loans were obtained from A.G. Edwards & Sons, Inc. under customary terms and conditions in accordance with the agreement attached hereto as Exhibit 1, which agreement is incorporated herein by reference. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

Item 4.             Purpose of Transaction.

The Reporting Person acquired the securities referred to above in Item 3 for investment purposes and not with a view to, or for resale in connection with, any distribution thereof.  The Reporting Person may acquire additional securities of the Issuer from time to time in the open market or in private transactions. From time to time, the Reporting Person may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such

SCHEDULE 13D

CUSIP NO. 75952 R 100

Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change its intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Person’s decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Person and other factors which the Reporting Person may deem relevant to its investment.

At the date of this Statement, except as set forth in this Statement, the Reporting Person has no specific plans or proposals that would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)            any other material change in the Issuer’s business or corporate structure;

(g)           changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)                                  At March 20, 2008, the Reporting Person beneficially owned 3,176,995 Shares, representing approximately 20.0% of the outstanding Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

The foregoing percentage is based on 15,873,754 shares of Common Stock of the Issuer outstanding on March 1, 2008, which is the number of shares of Common Stock of Issuer

SCHEDULE 13D

CUSIP NO. 75952 R 100

reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2008.

(b)                                 The Reporting Person has the sole power to vote, or to direct the vote of and the sole power to dispose of or to direct the disposition of, 3,176,995 shares of Common Stock of the Issuer.

(c)                                  See Schedule 1 attached hereto for a description of transactions in the Common Stock of the Issuer by the Reporting Person during the past sixty days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.             Material to be Filed as Exhibits.

Exhibit 1 — Client Agreement, dated November 23, 1999, between A.G Edwards & Sons, Inc. and the Paul & Jane Meyer Family Foundation.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 21, 2008	PAUL & JANE MEYER FAMILY FOUNDATION

	By:	/s/ Paul J. Meyer
Paul J. Meyer, Trustee

SCHEDULE 13D

CUSIP NO. 75952 R 100

Schedule 1

Purchases of Common Stock effected by the Reporting Person in last 60 days, all of which were open market purchases:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
March 5, 2008	Purchase	28,201	6.77
March 6, 2008	Purchase	66,500	7.15
March 7, 2008	Purchase	7,290	7.30
March 10, 2008	Purchase	158,000	7.00
March 11, 2008	Purchase	30,000	6.90
March 12, 2008	Purchase	23,432	7.10
March 13, 2008	Purchase	8,900	7.22
March 15, 2008	Purchase	2,523	7.25
March 21, 2008	Purchase	12,140	7.09